11016231

SECUR[ITIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8- ~~51073~~ 67435

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson, Suite 1320A
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Baer — (312) 264-4343
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Investment Services, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER MCGING
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/11/11

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Alternative Investment Services, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Alternative Investment Services, LLC as of December 31, 2010 and 2009 and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alternative Investment Services, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence + Pauckner

February 9, 2011

Alternative Investment Services, LLC

Statement of Financial Condition

		December 31, 2010		December 31, 2009
Assets				
Cash and cash equivalents	$	95,437	$	87,930
Prepaid expense		364		-
Receivable from related party		17,406		7,242
Total Assets	$	113,207	$	95,172
Liabilities and Members' Equity				
Liabilities				
Payable to related party	$	24,742	$	5,957
Accrued expenses		6,363		7,112
Total liabilities		31,105		13,069
Members' Equity		82,102		82,103
Total Liabilities and Members' Equity	$	113,207	$	95,172

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Income

	Years Ended December 31, 2010	Years Ended December 31, 2009
Revenues		
Distribution fee income	$ 181,655	$ 84,593
Dividends	16	146
Total revenues	181,671	84,739
Operating Expenses		
Commission expense	106,479	56,413
Professional fees	7,097	7,292
Contract labor	43,504	43,438
Travel	1,963	1,960
Regulatory and compliance	1,709	1,830
Miscellaneous	778	597
Total operating expenses	161,530	111,530
Net Income (Loss)	$ 20,141	$ (26,791)

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Changes in Members' Equity

	December 31, 2010	December 31, 2009
Balance at the beginning of the period	$ 82,103	$ 108,894
Net income (loss)	20,141	(26,791)
Member withdrawals	(20,142)	-
Balance at the end of the period	$ 82,102	$ 82,103

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Cash Flows

	Years Ended	
	December 31, 2010	December 31, 2009
Operating Activities		
Net loss	$ 20,141	$ (26,791)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Prepaid expenses	(364)	-
Payable to/receivable from related party	8,621	(3,587)
Accounts payable and accrued expenses	(749)	(681)
Net Cash Provided (Used) in Operating Activities	27,649	(31,059)
Financing Activities		
Member withdrawals	(20,142)	-
Net Cash Used in Financing Activities	(20,142)	-
Increase (Decrease) in Cash and Cash Equivalents	7,507	(31,059)
Cash and Cash Equivalents at Beginning of Year	87,930	118,989
Cash and Cash Equivalents at End of Year	$ 95,437	$ 87,930

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Notes To Financial Statements
December 31, 2010

Note 1 – Significant Accounting Policies

Description of Business
Alternative Investment Services, LLC is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in general brokerage and financial service activities. The Company will continue in existence until December 21, 2043, unless dissolved before then.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Statement of Cash Flows
Cash and cash equivalents consist of a money market account. The Company does not pay income taxes. The Company did not pay any interest costs in 2010 or in 2009.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Concentrations of Credit Risk

The balance in cash and cash equivalents is a money market account which is not insured against loss.

All of the distribution fee income came from transactions related to one family of funds.

Note 3 – Related Party Transactions

As of January 1, 2010, the Company is a fully owned subsidiary of Price Holdings, Inc. Price Asset Management (PAM) and Uhlmann Price Securities, LLC (UPS) are also fully owned subsidiaries of Price Holdings, Inc. The Company was previously related to PAM and UPS via common ownership interests. All of the Company's revenues resulted from fee sharing arrangements with PAM. These revenues are collected by UPS and then paid to the Company on a semi-annual basis. Receipts collected on behalf of the Company by UPS were $77,437 and $22,257 in 2010 and in 2009, respectively. UPS pays most of the Company's costs of operation. These costs are regularly reimbursed by the Company. Costs reimbursed totaled $49,849 and $47,068 in 2010 and in 2009, respectively.

UPS owed the Company $12,806 and $1,285 as of December 31, 2010 and 2009, respectively. The Company owed Price Holdings, Inc. $20,142 as of December 31, 2010.

Note 4 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2010, the Company had net capital of $62,423, which was $57,423 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 49.8%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2010, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 – Reconciliation Pursuant to Rule 17a-5(d)(4)

<u>Computation of Net Capital Under Rule 15c3-1</u>

There were no reconciling items between the December 31, 2010 unaudited Focus report and this report.

Alternative Investment Services, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2010

Net Capital		
Members' equity	$	82,102
Less: Nonallowable assets		17,770
Net capital before haircuts on security positions		64,332
Haircuts on securities		1,909
Net capital	$	62,423
Aggregate Indebtedness	$	31,105
Net capital required based on aggregate indebtedness	$	2,074
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	57,423
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	56,423
Percentage of Aggregate Indebtedness to Net Capital		49.8%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Alternative Investment Services, LLC

In planning and performing our audit of the financial statements of Alternative Investment Services, LLC, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 9, 2011

Alternative Investment Services, LLC

Year Ended December 31, 2010

Financial Report